Exhibit 99.1

No. 20/08
No. 20/08

IAMGOLD REPORTS PROMISING DRILLING RESULTS FROM BUCKREEF

Toronto, Ontario, May 27, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) announces an exploration update for the Company’s Buckreef Project located in the prolific gold belt of Lake Victoria Goldfields in northern Tanzania.  Buckreef is an advanced exploration project containing measured and indicated resources of 15.9 million tonnes, at an average grade of 2.0 grams per tonne gold (g/t Au), indicating approximately 1 million ounces of gold. The Company controls a large land package covering 40 kilometres of strike of the Rwamagaza Greenstone belt surrounded by three operating gold mines hosting over 13 million ounces of established gold resources.

“The revised exploration and drilling strategy at Buckreef has returned some of the most encouraging results to date and we expect they could have a material impact on the resource base,” stated Joseph Conway, President & CEO.  “As a result, we have extended the timeframe in which we will decide to advance Buckreef to the pre-feasibility stage. We will update the resource and project economics by the end of July.  At this stage, we remain optimistic about the development of this project.”

Prior to 2007, exploration work at Buckreef concentrated on known resources and trends, leaving the majority of the extensive land package unexplored. In early 2007 the exploration strategy was revised and an objective was set to address the potential of the entire land package.  As a result, ten priority targets were identified and tested.

Minzwel-Bukoli Trend
The revised exploration strategy successfully identified new areas of prospectivity on the Buckreef Property that were previously unknown. Several new mineralized zones have been outlined, including the 10 kilometre-long Minzwel-Bukoli Trend.

Since July 2007, an additional thirty-five reverse circulation holes and one diamond drill hole, totalling 3,348 metres, have been completed on the Minzwel-Bukoli zone.  Detailed drilling on a close spaced drill pattern shows a strong gold mineralized system with a strike length over 500 metres.  Drill intercepts below the saprolite show gold mineralization extending into unweathered rock with numerous significant intercepts over core lengths of up to 10 metres.  The high grade nature of the Minzwel-Bukoli Trend has the potential to significantly improve the economic viability of the Buckreef project.

Highlights of the intercepts in oxide material include the following and all drill intervals are within 70 metres of surface:

•	MWNR044 9 m grading 6.40 g/t Au
•	MWNR044 24 m grading 6.35 g/t Au
•	MWNR047 21 m grading 6.81 g/t Au
•	MWNR050 3 m grading 8.14 g/t Au
•	MWNR056 22 m grading 7.51 g/t Au
•	MWNR098 23 m grading 6.79 g/t Au
•	MWNR099 11 m grading 3.62 g/t Au
•	MWNR110 4 m grading 6.01 g/t Au
•	MZDD001 24.8 m grading 13.72 g/t Au

Since July 2007 other targets along the Minzwel-Bukoli Trend have been tested with a total of 8,907 metres of reconnaissance aircore drilling in 243 holes over four kilometers of the trend.   A broad gold-bearing shear zone, up to 50 metres wide has been traced along strike for approximately 1.6 kilometers and remains open to the east.  Further reverse circulation drilling is planned in 2008 to follow up on the reconnaissance aircore results along strike of the Minzwel-Bukoli Trend and to test other significant targets in the area.  Given the high grade and near surface nature of the highlighted intercepts and the potential for illegal mining activity, the Company has not provided specific drill locations at this time.

2008 Exploration Program
IAMGOLD has approved a budget of US$ 9.5 million for the 2008 Buckreef exploration program. Two drills continue to work on site to follow-up significant aircore results on the Busolwa-Buziba trend, and satellite targets near the historic Buckreef mine. A total of 32,000 metres of aircore reconnaissance drilling is planned for 2008, and the program began in early May 2008.

Regional geologic assessment continues and seven new regional priority targets have been identified for evaluation during this campaign.

Diamond drilling is in progress for geotechnical and resource validation purposes to support the Buckreef prefeasibility study and work is currently underway on a resource estimate for the newly identified Minzwel-Bukoli mineralization. In addition, metallurgical work is in progress to determine leaching characteristics of the established resources. The objective is to progress the project to advanced scoping/pre-feasibility status by July 2008, once baseline metallurgical studies are complete and positive economics are confirmed from the revised scoping study.

Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  The drilling program at Buckreef, attributed in this release, was carried out by IAMGOLD employees, under the supervision of Mr. Michael Donnelly, Senior Vice President, Exploration, IAMGOLD.  Mr. Donnelly is a qualified person (as defined by National Instrument 43-101) with more than 25 years of experience in exploration geology and management.  The Qualified Person has verified the data disclosed, including sampling, analytical and test data underlying the information or opinions contained herein.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2007 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources (the mineral resource figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments where the Company operates, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed elsewhere in the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities Exchange Commission and Canadian Provincial Securities regulatory authorities on EDGAR at www.sec.gov/edgar.shtml and SEDAR at www.sedar.com, respectively.   Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710
Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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